UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 20, 2026

Apimeds Pharmaceuticals US, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-42545	85-1099700
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

100 Matawan Rd, Suite 325 Matawan, New Jersey	07747
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code: (848) 201-5010

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	APUS	NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Explanatory Note

This Amendment No. 1 to the Current Report on Form 8-K (this “Amendment”), originally filed by Apimeds Pharmaceuticals US, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 25, 2026 (the “Original Report”), is being filed to clarify that the actions previously reported as having been taken by the majority stockholders of the Company, as described in the Original Report, are null and void and of no force or effect.

Except as expressly set forth here, this Amendment does not modify, amend, or update any other information contained in the Original Report, and the Original Report remains unchanged.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

As previously disclosed in the Original Report, on March 20, 2026, Inscobee Inc. (“Inscobee”) and Apimeds, Inc. (“Apimeds Korea”), provided the Company with an action by written consent of the majority stockholders of the Company (the “Stockholder Consent”), which, among other things, purported to remove Elona Kogan, Jakap Koo, Carol O’Donnell, and Dr. Bennett Weintraub as members of the Company’s board of directors (the “Board Removals”), and also purported to remove Dr. Vin Menon and Erick Frim as Chief Executive Officer and Chief Financial Officer of the Company, respectively (the “Officer Removals”).

The Stockholder Consent, including the Board Removals, the Officer Removals, and the purported appointment of replacement directors, is null and void, having been taken in direct violation of binding contractual obligations under the Support Agreement (as defined below) and applicable Delaware law.

As previously announced, the Company entered into that certain Agreement and Plan of Merger, signed and closed on December 1, 2025 (the “Merger Agreement”), with Apimeds Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company, MindWave Innovations Inc., a Delaware corporation (“MindWave”), and other parties signatory thereto. Pursuant to the Merger Agreement, MindWave became a wholly owned subsidiary of the Company by virtue of a merger (the “Merger”). In connection with the Merger, Inscobee and Apimeds Korea each entered into a Stockholder Support and Lock-Up Agreement (the “Support Agreement”) with the Company and MindWave.

The Stockholder Consent violated at least three independent provisions of the Support Agreement:

Irrevocable Proxy (Section 4(a)(4)). Under the Support Agreement, Inscobee and Apimeds Korea each unconditionally and irrevocably granted to the Company a proxy and power of attorney to vote their shares of common stock in a manner consistent with the Support Agreement. The Support Agreement expressly provides that this irrevocable proxy is “coupled with an interest” and “may under no circumstances be revoked.” The Stockholder Consent used 6,416,365 shares of common stock that were subject to this irrevocable proxy. The Company, as proxy holder, did not authorize the use of these shares for the Stockholder Consent. Any vote or consent action taken using shares subject to an irrevocable proxy without the proxy holder’s authorization is void and without legal effect.

Waiver of Consent Rights (Section 7). Under the Support Agreement, Inscobee and Apimeds Korea each agreed to refrain from exercising any consent right that would impede, disrupt, or adversely affect the consummation of the Merger or any other transaction contemplated by the Merger Agreement. In addition, each expressly waived any and all individual approval or consent rights it may have under the Company’s organizational documents or the Delaware General Corporation Law with respect to the Merger Agreement, the Merger, or any other transaction contemplated thereby. The Stockholder Consent, which purported to remove the directors and officers responsible for implementing the transactions contemplated by the Merger Agreement, was taken in direct violation of this waiver.

Anti-Frustration Covenant (Section 4(a)(2)). Under the Support Agreement, Inscobee and Apimeds Korea each agreed to vote their shares against any action that would in any material respect impede, interfere with, delay, or frustrate the purposes of the Merger Agreement or any ancillary document thereto. The Stockholder Consent directly contravenes this covenant.

Section 4(b) of the Support Agreement expressly provides that any action attempted to be taken in violation of the foregoing provisions “will be null and void.” The Stockholder Consent is therefore void ab initio by the express terms of the contract to which Inscobee and Apimeds Korea are signatories.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

As previously discussed in Item 5.02 of this Amendment, the Company has determined that the Stockholder Consent is invalid and of no force or effect. Accordingly, the amendment to the Company’s Amended and Restated Bylaws purportedly effected pursuant to the Stockholder Consent is likewise invalid and of no force or effect.

Item 8.01. Other Events.

As a result of the Company’s determination that the actions purportedly taken by Inscobee and Apimeds Korea in the Stockholder Consent are invalid and of no force or effect, the Company intends to proceed with effecting the actions described in its Information Statement on Schedule 14C, originally filed with the SEC on February 27, 2026, and first mailed to the Company’s stockholders on March 5, 2026.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
104	Cover Page Interactive Data File (embedded within the inline XBRL document)

*	The schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits and schedules upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Apimeds Pharmaceuticals US, Inc.

Date: April 9, 2026	By:	/s/ Dr. Vin Menon
	Name:	Dr. Vin Menon
	Title:	Chief Executive Officer

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